Exhibit 1.1

SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 25th day of September, 2012, by and between BUCK HOLDINGS, L.P., a Delaware limited partnership and a related party to the Purchaser (the “Seller”), and DOLLAR GENERAL CORPORATION, a Tennessee corporation (the “Purchaser”).

RECITALS

WHEREAS, on September 14, 2012, the Seller delivered a demand registration notice to the Purchaser regarding the offer and sale of shares of Common Stock, par value $0.875 per share, of the Purchaser (the “Common Stock”), to the public in a registered underwritten public offering, on the terms and conditions set forth in such demand registration notice (the “Secondary Offering”).

WHEREAS, concurrently with and subject to completion of the Secondary Offering and the obtaining of all necessary approvals under the Purchaser’s debt agreements, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, a number of shares of Common Stock having an aggregate value of $250 million, on the terms and conditions set forth in this Agreement (the “Repurchase Transaction”).

WHEREAS, the board of directors of the Purchaser (the “Board”) has approved an ongoing share repurchase program to purchase shares of Common Stock having an aggregate value of up to $500 million, from time to time in the open market or in privately negotiated transactions or a combination thereof as may be approved by the Board (the “Authorized Repurchase Program”).

WHEREAS, $468.6 million remains available for repurchase under the Authorized Repurchase Program.

WHEREAS, the Board formed a special committee of the Board (the “Special Committee”) comprised solely of independent directors to determine whether or not to authorize and to negotiate the terms of repurchase transactions with the Seller within the parameters of the Authorized Repurchase Program.

WHEREAS, the Special Committee has approved the Repurchase Transaction and related transactions that may be required in connection with the Repurchase Transaction.

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
SALE AND PURCHASE OF SHARES

Section 1.1                                      Purchase.  Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, the number of shares of Common Stock (the “Shares”) equal to $250 million divided by the Purchase Price (as defined below), rounded down to the nearest whole share.  The purchase price for each Share shall be equal to the initial price to the public per share of Common Stock in the Secondary Offering less all applicable underwriting discounts and commissions (the “Purchase Price”), in each case as set forth on the cover of the final Prospectus

Supplement prepared in connection with the Secondary Offering and filed by the Purchaser pursuant to Rule 424(b) of the rules and regulations of the Securities and Exchange Commission.

Section 1.2                                      Closing.  The closing of the Repurchase Transaction (the “Closing”) will take place at the Purchaser’s offices in Goodlettsville, Tennessee on the second business day following the satisfaction of all of the conditions set forth in the first sentence of Section 1.3 below (the “Closing Date”).  At the Closing, (a) the Seller shall deliver or cause to be delivered to the Purchaser all of the Seller’s right, title and interest in and to the Shares (including delivery by electronic book-entry form through the facilities of the Depository Trust Company), together with all documentation reasonably necessary to transfer to Purchaser right, title and interest in and to the Shares and (b) the Purchaser shall pay to the Seller the aggregate Purchase Price in respect of the Shares, less the aggregate amount of fees paid by the Purchaser in connection with obtaining the debt agreement approvals referenced in the first sentence of Section 1.3 below, in cash by wire transfer of immediately available funds in accordance with the wire transfer instructions provided by the Seller to the Purchaser.

Section 1.3                                      Conditions.  The obligations of each party to consummate the Repurchase Transaction and to effectuate the Closing are subject to (i) the closing of the Secondary Offering and the delivery to the underwriters of the shares purchased in the Secondary Offering and (ii) the obtaining of all necessary approvals under the Purchaser’s debt agreements to consummate the Repurchase Transaction.  In addition, the obligations of Purchaser to consummate the Repurchase Transaction and to effectuate the Closing are subject to the satisfaction, in the reasonable judgment of management of the Purchaser, of the following conditions at the time of the Closing: (i) the Repurchase Transaction will be made in accordance with, and not be in contravention of, the terms of applicable federal and state securities laws and regulations or any other applicable laws or regulations and the provisions of the Purchaser’s existing credit agreements and indentures (subject to the obtaining of the approvals described in the immediately preceding sentence); and (ii) the Repurchase Transaction will not render the Company unable to pay its debts as they become due in the usual course of business and will not otherwise violate Section 48-16-401(c) of the Tennessee Business Corporation Act.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby makes the following representations and warranties to the Purchaser as to itself, each of which is true and correct on the date hereof and the Closing Date and shall survive the Closing Date.

Section 2.1                                      Power; Authorization and Enforceability.

(a)                                  Seller is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. All consents, orders, approvals and other authorizations, whether governmental, corporate or otherwise, necessary for such execution, delivery and performance by Seller of this Agreement and the transactions contemplated hereby have been obtained and are in full force and effect.

(b)                                 This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 2.2                                      No Conflicts. The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby does not and will not constitute or result in a breach, violation or default under (i) any agreement or instrument, whether written or oral, express or implied, to which Seller is a party, (ii) Seller’s limited partnership agreement or (iii) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of Seller, except, in each case, as would not reasonably be expected to have a material adverse effect upon the ability of Seller to consummate the Repurchase Transaction and perform its obligations under this Agreement.

Section 2.3                                      Title to Shares.  Seller is the sole legal and beneficial owner of and has good and valid title to the Shares and upon delivery to the Purchaser of the Shares to be sold by Seller to the Purchaser, against payment made pursuant to this Agreement, good and valid title to such Shares, free and clear of any lien, pledge, charge, security interest, mortgage, or other encumbrance or adverse claim, will pass to the Purchaser.

Section 2.4                                      Sophistication of Seller.  Seller (either alone or together with its advisors) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the Repurchase Transaction. Seller has had the opportunity to ask questions and receive answers concerning the terms and conditions of the Repurchase Transaction and the Shares and has had full access to such other information concerning the Shares and the Purchaser as it has requested. Seller has received all information that it believes is necessary or appropriate in connection the Repurchase Transaction.  Seller is an informed and sophisticated party and has engaged, to the extent Seller deems appropriate, expert advisors experienced in the evaluation of transactions of the type contemplated hereby. Seller acknowledges that Seller has not relied upon any express or implied representations or warranties of any nature made by or on behalf of the Purchaser, whether or not any such representations, warranties or statements were made in writing or orally, except as expressly set forth for the benefit of Seller in this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby makes the following representations and warranties to the Seller, each of which is true and correct on the date hereof and the Closing Date and shall survive the Closing Date.

Section 3.1                                      Power; Authorization and Enforceability.

(a)                                  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and has the power, authority and capacity to execute and deliver this Agreement, to perform the Purchaser’s obligations hereunder, and to consummate the transactions contemplated hereby. Except for approvals under the Purchaser’s debt agreements to be obtained prior to the Closing Date,  all consents, orders, approvals and other authorizations, whether governmental, corporate or otherwise, necessary for such execution, delivery and performance by the Purchaser of this Agreement and the transactions contemplated hereby have been obtained and are in full force and effect.

(b)                                 This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 3.2                                      No Conflicts. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby following the satisfaction of the conditions set forth in Section 1.3 does not and will not constitute or result in a breach, violation or default under (i) any agreement or instrument, whether written or oral, express or implied, to which the Purchaser is a party, (ii) the Purchaser’s certificate of incorporation or bylaws or (iii) any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Purchaser, except, in each case, as would not reasonably be expected to have a material adverse effect upon the ability of Purchaser to consummate the Repurchase Transaction and perform its obligations under this Agreement.

Section 3.3                                      Sophistication of Purchaser.  Purchaser has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the Repurchase Transaction.  Purchaser is an informed and sophisticated party and has engaged, to the extent Purchaser deems appropriate, expert advisors experienced in the evaluation of transactions of the type contemplated hereby.  Purchaser acknowledges that Purchaser has not relied upon any express or implied representations or warranties of any nature made by or on behalf of the Seller, whether or not any such representations, warranties or statements were made in writing or orally, except as expressly set forth for the benefit of Purchaser in this Agreement.

ARTICLE IV
MISCELLANEOUS PROVISIONS

Section 4.1                                      Notice.  All notices, requests, certificates and other communications to any party hereunder shall be in writing and given to each other party hereto and shall be deemed given or made (i) as of the date delivered, if delivered personally, (ii) on the date the delivering party receives confirmation, if delivered by facsimile or electronic mail (iii) three business days after being mailed by registered or certified mail (postage prepaid, return receipt requested); or (iv) one business day after being sent by overnight courier (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.1).

If delivered to the Purchaser, to:

Dollar General Corporation

100 Mission Ridge

Goodlettsville, Tennessee 37072

Attention: Susan Lanigan, Esq.

Facsimile No.: (615) 855-5517

with a copy to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

Baker Donelson Center

Suite 800

Nashville, Tennessee 37219

Attention: Sam Chafetz, Esq.

Facsimile No.: (901) 577-0854

if to the Seller, to:

Buck Holdings, L.P.

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road

Suite 200

Menlo Park, California 94025

Attention: Michael Calbert

Facsimile No.: (650) 233-6500

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Marni Lerner, Esq.

Facsimile No.: (212) 455-2502

Section 4.2                                      Entire Agreement.  This Agreement and the other documents and agreements executed in connection with the Repurchase Transaction shall constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

Section 4.3                                      Assignment; Binding Agreement.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 4.3 shall be null and void.

Section 4.4                                      Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy, telefax or electronic transmission shall be considered original executed counterparts for purposes of this Section 4.4.

Section 4.5                                      Governing Law; Waiver of Jury Trial.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TENNESSEE APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THE STATE OF TENNESSEE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.  EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 4.6                                      No Third Party Beneficiaries or Other Rights.  This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any person other than the parties to this Agreement and such successors and permitted assigns.

Section 4.7                                      Amendments; Waivers.  This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto.

Section 4.8                                      Further Assurances.  Each party hereto shall use its reasonable best efforts to do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.9                                      Severability.  In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.  The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 4.10                                Termination.  This Agreement may be terminated and the Repurchase Transaction abandoned at any time prior to the Closing (a) by mutual written consent of each party or (b) by either party if the satisfaction of all of the conditions set forth in Section 1.3 have not been completed by November 1, 2012.

(Signatures appear on the next page.)

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

THE PURCHASER:

DOLLAR GENERAL CORPORATION

By:	/s/ David M. Tehle
Name:	David M. Tehle
Title:	Executive Vice President, Chief Financial Officer

THE SELLER:

BUCK HOLDINGS, L.P.

By: Buck Holdings, LLC, its general partner

By:	/s/ Raj Agrawal
Name:	Raj Agrawal
Title:	Authorized Person